Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
February 2, 2005.

Item 3	News Release
The news release was disseminated on February 2, 2005 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report further significant intersections from drilling at the Berenguela project located five kilometers west of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources and has received little exploration attention since the 1960's. Silver Standard holds an option to acquire the silver resources on the property.

Item 5	Full Description of Material Change
See attached news release 05-03.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
February 2, 2005.

February 2, 2005	Trading Symbols:
News Release 05-03	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS FURTHER SIGNIFICANT SILVER
MINERALIZATION AT BERENGUELA PROJECT IN PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report further significant intersections from drilling at the Berenguela project located five kilometers west of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources and has received little exploration attention since the 1960‘s. Silver Standard holds an option to acquire the silver resources on the property.

The accompanying table summarizes assay results for the 34 holes for which results had been outstanding. Highlights from the West Block drilling (holes 33 – 57) include:

o

BER-40 which intersected
o   177.2 feet averaging 15.2 ounces of silver per ton (54 meters averaging 520 grams of silver per tonne), including 128.0 feet averaging 18.2 ounces of silver per ton (39 meters averaging 624 grams of silver per tonne) .

o

BER-48 which intersected
o   272.3 feet averaging 9.6 ounces of silver per ton (83 meters averaging 329 grams of silver per tonne), including 91.9 feet averaging 14.8 ounces of silver per ton (28 meters averaging 507 grams of silver per tonne) .

o

BER-47 which intersected
o   121.4 feet averaging 14.7 ounces of silver per ton (37 meters averaging 503 grams of silver per tonne), including 49.2 feet averaging 29.7 ounces of silver per ton (15 meters averaging 1,019 grams of silver per tonne) .

o

BER-42 which intersected
o   98.4 feet averaging 13.1 ounces of silver per ton (30 meters averaging 448 grams of silver per tonne), including 32.3 feet averaging 31.8 ounces of silver per ton (10 meters averaging 1,109 grams of silver per tonne) .

In the accompanying table, holes BER 13 – 32 were collared in the Cerro Block area centered approximately 550 meters to the east of the West Block. Mineralization in the Cerro Block is open to the east and northeast. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela.

Silver Standard’s recently completed reverse circulation program totaled 5,247 meters in 57 holes. The program objectives were: (1) to twin historic, wider-spaced drilling to verify the grade of mineralization, and (2) to complete sufficient additional infill drilling in two areas of mineralization on the property to determine the scope of future drilling requirements for a measured, indicated and inferred resource. For other news releases related to the Berenguela project, please refer to news releases dated January 18, 2005 and March 31, 2004 on Silver Standard’s web site: www.silverstandard.com.

Silver Standard Resources Inc. is a well-financed silver resource company with $43.4 million in cash, 1.95 million ounces of physical silver, and marketable securities with a value of $3.9 million. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “mineral reserve” and “mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED BERENGUELA, PERU DRILL RESULTS, February 2005

Hole Number	From	To	Interval (in meters)*	Silver (grams/tonne)	Interval (in feet)	Silver (in oz./ton)
BER-13	11	27	16	45	52.5	1.3
	57	67	10	68	32.8	2.0
BER-14	0	12	12	47	39.4	1.4
	26	49	23	142	75.5	4.1
incl.	40	49	9	255	29.5	7.4
BER-30	11	47	36	229	118.1	6.7
incl.	16	38	22	305	72.2	8.9
BER-30	96	103	7	220	23.0	6.4
BER-31	10	29	19	94	62.3	2.7
incl.	22	29	7	196	23.0	5.7
BER-31	39	46	7	200	23.0	5.8
BER-32	57	79	22	74	72.2	2.2
BER-33	0	27	27	176	88.6	5.1
BER-34	0	8	8	430	26.2	12.5
	38	76	38	86	124.7	2.5
BER-35	0	4	4	118	13.1	3.4
	38	79	41	97	134.5	2.8
BER-36	0	26	26	232	85.3	6.8
	1	14	13	331	42.7	9.7
BER-37	0	33	33	163	108.3	4.8
incl.	10	19	9	260	29.5	7.6
BER-38	12	39	27	275	88.6	8.0
incl.	17	30	13	383	42.7	11.2
BER-39	1	24	23	137	75.5	4.0
BER-39	43	52	9	248	29.5	7.2
BER-40	6	60	54	520	177.2	15.2
incl.	9	48	39	624	128.0	18.2
BER-41	14	30	16	244	52.5	7.1
BER-42	5	35	30	448	98.4	13.1
incl.	22	32	10	1,109	32.8	32.3
	44	60	16	92	52.5	2.7
	77	89	12	111	39.4	3.2
BER-43	0	50	50	112	164.0	3.3
incl.	12	23	11	212	36.1	6.2
BER-44	0	36	36	185	118.1	5.4
incl.	20	35	15	387	49.2	11.3
BER-45	0	48	48	132	157.5	3.8
BER-46	0	47	47	251	154.2	7.3
incl.	0	4	4	451	13.1	13.2
and	28	43	15	493	49.2	14.4
BER-47	7	44	37	503	121.4	14.7
incl.	14	29	15	1,019	49.2	29.7
BER-48	1	84	83	329	272.3	9.6
incl.	12	40	28	507	91.9	14.8
and	51	65	14	330	45.9	9.6
BER-49	No significant mineralization
BER-50	14	25	11	133	36.1	3.9
BER-51	0	39	39	77	128.0	2.2
incl.	16	32	16	110	52.5	3.2
BER-52	0	26	26	146	85.3	4.3
incl.	1	11	10	176	32.8	5.1
BER-53	0	68	68	72	223.1	2.1
incl.	0	15	15	116	49.2	3.4
BER-54	0	21	21	42	68.9	1.2
	44	63	19	92	62.3	2.7
BER-55	0	26	26	128	85.3	3.7
incl.	5	18	13	170	42.7	5.0
	68	80	12	140	39.4	4.1
BER-56	2	31	29	74	95.2	2.2
	42	54	12	580	39.4	16.9
	58	91	33	115	108.3	3.4
BER-57	0	33	33	87	108.3	2.5
incl.	26	32	6	235	19.7	6.9

* True thickness to be determined.   Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Berenguela exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.